Middlefield Banc Corp.

15985 East High Street

Middlefield, Ohio 44062-0035

November 22, 2016

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Middlefield Banc Corp.
Registration Statement on Form S-4, File No. 333-213889

Dear Mr. Clampitt:

Middlefield Banc Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-213889) to 2:00 p.m., Eastern Time, on Wednesday, November 23, 2016 or as soon thereafter as possible.

Middlefield Banc Corp. acknowledges its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding the public offering of the securities specified in Registration Statement No. 333-213889. In addition, Middlefield Banc Corp. acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

•	Middlefield Banc Corp. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Francis X. Grady of Grady & Associates, counsel to Middlefield Banc Corp., at (440) 356-7255 as soon as the Registration Statement is declared effective.

Sincerely,

/s/ James R. Heslop, II

James R. Heslop, II

Executive Vice President and Chief

Operating Officer